UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Paul  Fulton
   C/O Donald R. Saunders, CPA
1100-C South Stratford Rd.
Ste. 180
   NC, Winstom Salem 27103
2. Issuer Name and Ticker or Trading Symbol
   Bank of America Corporation (BAC)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   5/1/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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
Common Stock        |12/27/|      |P   |V|150.48            |A  |           |                   |D     |                           |
                    | 2002 |      |1   | |                  |   |           |                   |      |                           |
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Common Stock        |3/28/ |      |P   |V|154.07            |A  |           |                   |D     |                           |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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Common Stock        |4/30/ |      |A   | |1627.00           |A  |74.05      |20566.55           |D     |                           |
                    |2003  |      |2   | |                  |   |           |                   |      |                           |
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Common Stock        |      |      |    | |                  |   |           |200.00             |I     |By Wife                    |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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
Phantom Stock|        |12/27/ |      |A   |V|59.42      |A  |     |     |Common Stock|59.42  |       |            |D  |            |
             |        |2002   |      |3   | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock|        |3/28/ 2|      |A   |V|60.48      |A  |     |     |Common Stock|60.48  |       |6541.64     |D  |            |
             |        |003    |      |3   | |           |   |     |     |            |       |       |            |   |            |
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Option, Right|$71.50  |       |      |    | |           |   |     |04/24|Common Stock|       |       |4000.00     |D  |            |
 to Buy      |        |       |      |    | |           |   |     |/2012|            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Shares acquired under the Bank of America SharesDirect Plan.
2. Shares represent payment of a portion of the annual retainer fee and an additional award of restricted shares under the Bank of America Corporation Directors' Stock Plan in transactions exempt under Rule 16b-3.
3. Reinvested Phantom Stock dividends which are exempt under Rule 16b-3. Phantom Stock units may be settled on death or termination of service as a director.
SIGNATURE OF REPORTING PERSON
Paul  Fulton
Paul Fulton